UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549-1004

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 0-17506

A: Full title of the plan:

UST INC.
EMPLOYEES’ SAVINGS PLAN

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UST INC.
100 West Putnam Avenue
Greenwich, Connecticut 06830

UST Inc.
Employees’ Savings Plan
Audited Financial Statements
and
Supplemental Schedules

Years ended December 31, 2002 and 2001
with Report of Independent Auditors

UST Inc.
Employees’ Savings Plan
(the “Plan”)

Audited Financial Statements and Supplemental Schedules

Years ended December 31, 2002 and 2001

Report of Independent Auditors

To the UST Inc.
Employee Benefits Administration Committee

We have audited the accompanying statements of net assets available for benefits of the UST Inc. Employees’ Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Stamford, Connecticut
April 25, 2003

UST Inc.
Employees’ Savings Plan
Statements of Net Assets Available for Benefits

	December 31

	2002	2001

Assets
Investments	$169,757,493	$170,912,165
Receivables:
Participant contributions	838,163	385,067
Employer contributions	413,204	298,813
Interest and dividends	—	1,274,834
Due from broker for securities sold	1,000,356	—

Total assets	172,009,216	172,870,879

Liabilities
Due to broker for securities purchased	—	1,506,037
Due to trustee	43,353	28,857

Total liabilities	43,353	1,534,894

Net assets available for benefits	$171,965,863	$171,335,985

See accompanying notes.

UST Inc.
Employees’ Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year ended December 31

	2002	2001

Additions
Investment (loss) income:
Net appreciation (depreciation) in fair value of investments:
Common stock of UST Inc.	$(3,731,470)	$19,033,064
Group trust funds	(6,200,872)	(2,849,041)
Interest and dividends	5,775,747	5,384,654

Investment (loss) income, net	(4,156,595)	21,568,677
Contributions:
Participants	9,383,570	8,268,639
Employer	5,402,156	7,730,604

	14,785,726	15,999,243

Total additions, net	10,629,131	37,567,920

Deductions
Benefits paid to participants	9,817,761	8,437,651
Administrative expenses	181,492	160,075

Total deductions	9,999,253	8,597,726

Net increase in net assets available for benefits	629,878	28,970,194
Net assets available for benefits:
Beginning of year	171,335,985	142,365,791

End of year	$171,965,863	$171,335,985

See accompanying notes.

UST Inc.
Employees’ Savings Plan
Notes to Financial Statements
Years Ended December 31, 2002 and 2001

1. Significant Accounting Policies

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States and, as such, include amounts based on judgments and estimates made by management. Management believes that the judgments and estimates used in the preparation of the financial statements of the Plan are appropriate, however, actual results may differ from these estimates.

Investment in common stock of UST Inc. (the Company) is stated at fair value of $33.43 and $35 per share at December 31, 2002 and 2001, respectively. At April 25, 2003, UST Inc. common stock had a fair value of $30.61 per share. Group trust fund and money market fund investments are also stated at fair value. The fair values of UST Inc. common stock, group trust fund and money market investments are determined based on published market data. Guaranteed investment contracts, which are fully benefit responsive, are stated at contract value which approximates fair value. Participant loans are valued at their outstanding principal balances, which approximate fair value.

The fair value of the participation units owned by the Plan in group trust funds is based on quoted redemption value on the last business day of the Plan year.

2. Description of Plan

The Plan is a defined contribution employee benefit plan established to encourage and assist employees to adopt a regular savings program and to help provide additional security for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a trusteed plan administered by the UST Inc. Employee Benefits Administration Committee (EBAC).

Employees are eligible to participate in the Plan as of the first day of the month following their date of hire, provided they are scheduled to work at least 1,000 hours in their first year of service, as defined by the Plan. These eligibility requirements were the result of an amendment made to the Plan in May 2001. Employees were previously eligible to participate in the Plan the first day of the month following the date a year of service had been completed. In conjunction with the stated amendment, an employee will not be eligible to receive an allocation of Company matching contributions until the later of the first anniversary of their date of employment or the first date as to which the employee becomes eligible to participate in the Plan.

UST Inc.
Employees’ Savings Plan
Notes to Financial Statements (continued)
Years Ended December 31, 2002 and 2001

2. Description of Plan (continued)

Effective January 1, 2002, the majority of participants are able to make an aggregate contribution to the Plan of 1 percent to 15 percent (in 1 percent increments) of base pay on a before-tax or after-tax basis, of which the first 6 percent is subject to a 100 percent matching contribution by the Company. Prior to January 1, 2002, the maximum participant contribution rate was 12 percent of base pay. The Company’s matching contribution for Stimson Lane employees is 50 percent of the first 6 percent of amounts contributed. Employees of other subsidiaries are subject to other matching criteria, as defined in the Plan. The Company’s matching contribution rate for the 2001 Plan year was temporarily amended to 150 percent for a majority of Plan participants and 100 percent for Stimson Lane employees, while maintaining the same 6 percent Company matching contribution threshold.

Forfeitures are directed to the Stable Value Fund (which is comprised of investments in the American Express Trust Income Fund II and guaranteed investment contracts). These forfeitures are applied to reduce Company matching contributions and totaled $118,482 and $56,946 in 2002 and 2001, respectively. Company matching contributions are invested in common stock of UST Inc. and are deposited in the UST Common Stock Fund. Participants who are at least 50 years old and 100 percent vested can choose to direct the investment of the Company’s matching contributions to any of the Plan’s investment options. Effective July 1, 2003, all participants that have completed at least three years of service, regardless of age, may diversify both future matching contributions and matching contributions previously allocated to their accounts to any of the Plan’s investment options. Participant contributions are always 100 percent vested, while vesting of the Company’s contributions generally occurs over a period of five years at a rate of 20 percent for each year of service. Upon attainment of five years of service, all Company contributions are immediately vested. Participants also become 100 percent vested upon death or attainment of age 55.

The Plan includes a loan feature for participants who are currently employed by the Company enabling them to borrow from their vested plan balance. Participants may not obtain a loan if they (i) already have two outstanding loans under the Plan or (ii) have obtained a loan from the Plan within the six-month period immediately preceding the application for a new loan. The term of the loan can range from one to five years as elected by the participant. Loan repayments are made in equal installments of principal and interest by automatic payroll deductions. The maximum amount the participant can borrow is the lesser of 50 percent of their vested interest in the Plan or $50,000, less the highest outstanding loan balance over the previous twelve months. The minimum loan amount is $1,000. The loan interest rate is determined on a monthly basis and is equal to the prime rate published in the Wall Street Journal on the first business day of the calendar month. The interest rate is fixed for the term of the loan. In the event a participant defaults on a Plan loan, the entire unpaid balance of the loan shall become due and payable immediately. Loans may be prepaid in full at any time.

UST Inc.
Employees’ Savings Plan
Notes to Financial Statements (continued)
Years Ended December 31, 2002 and 2001

2. Description of Plan (continued)

Expenses incurred to administer the Plan are paid from Plan assets to the extent permissible under applicable law. All costs and expenses with regard to the purchase or sale of investments are paid by the Plan.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants’ contributions become 100 percent vested and receive the fair value of their accounts.

Effective July 15, 2003, The Vanguard Fiduciary Trust Company will replace American Express Trust Company as the Plan’s trustee.

The foregoing description of the Plan provides only general information. Participants should refer to the Summary Plan Description (SPD) for a more complete description of the Plan’s provisions. Copies of the SPD are available from the Company’s Employee Benefits Department.

3. Participants’ Interests

A participant’s interest in the Plan is based on “Units of Participation”, the value of which is calculated daily for each fund based on the aggregate fair value of the fund’s investments. A participant obtaining a distribution from the Plan receives the fair value of his or her account. If a participant leaves the Company before becoming fully vested in the Company’s matching contributions to the Plan, the participant will forfeit the nonvested portion of the Company’s matching contributions. Under the provisions of the Plan, a participant may, at the discretion of the EBAC, be permitted to (i) contribute to the Plan certain distributions received from another qualified employee benefit plan or (ii) direct the trustee of such other plan to make a trust-to-trust transfer to the Plan of the participant’s account in such other plan.

4. Investments

Individual investments that represented 5 percent or more of the Plan’s net assets available for benefits at the respective financial statement dates were as follows:

	December 31

	2002	2001

UST Inc. Common Stock, at fair value; 2002 - 2,853,427 shares; 2001 - 2,813,976 shares	$95,390,065*	$98,489,160*
American Express Trust Equity Index II; Equity Fund, at fair value; 2002 – 695,033 shares; 2001 – 692,652 shares	17,195,815	22,060,966
American Express Trust Income Fund II; Collective Fund, at fair value; 2002 – 1,320,364 shares; 2001 – 847,667 shares	30,301,031	18,550,344
Morgan Stanley Institutional Fund (MSIF) Trust Small Capital Value Portfolio; Equity Mutual Fund, at fair value; 2001 – 502,478 shares	—	8,853,669

*	Nonparticipant-directed

UST Inc.
Employees’ Savings Plan
Notes to Financial Statements (continued)
Years Ended December 31, 2002 and 2001

4. Investments (continued)

In accordance with the Plan, participants can direct their contributions to invest in one or more of the following: the Stable Value Fund, the American Express Trust Equity Index Fund II, the UST Common Stock Fund (which is comprised of investments in the American Express Trust Money Market Fund II and UST Inc. common stock), the American Express Trust Core Balanced Fund II (which replaced the INVESCO Total Return Fund in May 2001), the MSIF Trust Small Capital Value Portfolio, the Pyramid International Equity Fund, the Massachusetts Investors Trust Fund, the INVESCO Growth Fund (added to the Plan in May 2001) and the American Express Trust Bond Index Fund II. The Plan allows participants who invest in more than one fund option to allocate their contributions in 1 percent increments per fund. In addition, the Plan permits participants to change their existing account balances by transferring amounts from any one participant-directed fund to any other such fund.

The Plan’s investments include fully benefit responsive investment contracts with insurance companies and other financial institutions. Benefit responsive contracts consist of contributions made under the contract and interest at the contract rate and provide contract value payments for participant distributions, loans and investment transfers as allowed by the Plan. There are exceptions for payments to participants who, as a result of a company event, cease to be employed by the Company. A company event includes a significant early retirement program, divestiture or other company action that could be construed as causing increased plan payments to participants. The interest rates are set at the time of purchase and provide a stated rate of interest on the principal and accrued interest balance over the life of the contract. The weighted-average yield for all guaranteed investment contracts was 6.0 percent in 2002 and 6.1 percent in 2001. The weighted-average crediting interest rate for all guaranteed investment contracts was 6.0 percent at December 31, 2002 and 2001.

UST Inc.
Employees’ Savings Plan
Notes to Financial Statements (continued)
Years Ended December 31, 2002 and 2001

5. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the Plan’s nonparticipant-directed investments is as follows:

	December 31

	2002	2001

Net Assets, at Fair Value UST Common Stock Fund	$97,085,271	$100,348,826

	Year ended December 31

	2002	2001

Changes in Net Assets
Employee and employer contributions	$6,593,396	$8,569,770
Interest and dividends	5,645,015	4,832,216
Net (depreciation) appreciation in fair value	(3,731,470)	19,033,064
Due from broker for securities sold	1,000,356	—
Due to broker for securities purchased	—	(1,506,037)
Benefits paid directly to participants	(4,452,616)	(3,566,038)
Administrative expenses	(92,124)	(96,886)
Transfers to participant-directed investments	(8,226,112)	(2,945,676)

	$(3,263,555)	$24,320,413

The UST Common Stock Fund value at December 31, 2002 included amounts due from broker for securities sold. At December 31, 2001, its value included dividends receivable and amounts due to broker for securities purchased. Amounts above include both the participant-directed and the nonparticipant-directed components of the fund’s investments and the effects of changes associated with both components of these investments.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 9, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. The Plan has been amended and restated since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The EBAC believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. In February 2002, a request for a new determination letter was filed by the Plan administrator.

Supplemental Schedules

UST Inc.
Employees’ Savings Plan
EIN 06-1193986, Plan number 002
Schedule H, Line 4(i) — Schedule of Assets Held (at End of Year)
December 31, 2002

	Description of Investment
	Including Maturity Date,
Identity of Issue, Borrower,	Rate of Interest, Par or
Lessor or Similar Party	Maturity Value	Current Value

Cash Equivalents:
American Express Trust Money Market II (1)	694,850 shares	$694,850

UST Inc. (1)	2,853,427 shares –
	Common Stock (2)	95,390,065

Group Trust Funds:
American Express Trust	238,697 shares –
Bond Index II (1)	Fixed Income Fund	3,145,552
American Express Trust	620,106 shares –
Core Balanced II(1)	Balanced Fund	5,071,846
American Express Trust	695,033 shares –
Equity Index II (1)	Equity Fund	17,195,815
American Express Trust	1,320,364 shares –
Income Fund II (1)	Collective Fund	30,301,031
Pyramid International	435 shares –
Equity Fund	International Mutual Fund	1,072,333
INVESCO Growth Fund	300,969 shares –
	Equity Mutual Fund	460,483
Massachusetts Investors Trust	117,145 shares –
	Equity Mutual Fund	1,507,653
MSIF Trust Small Capital	539,819 shares –
Value Portfolio	Equity Mutual Fund	8,037,905

Total Group Trust Funds		66,792,618

(1)	Indicates party-in-interest to the Plan.

(2)	Cost $45,963,601.

UST Inc.
Employees’ Savings Plan
EIN 06-1193986, Plan number 002
Schedule H, Line 4(i) — Schedule of Assets Held (at End of Year) (continued)
December 31, 2002

	Description of Investment
	Including Maturity Date,
Identity of Issue, Borrower,	Rate of Interest, Par or
Lessor or Similar Party	Maturity Value	Current Value

Guaranteed Investment Contracts:
Monumental Life Insurance Company	415,784 units, 5.61%,
	due March 31, 2003	415,784
Monumental Life Insurance Company	933,494 units, 6.54%,
	due June 30, 2003	933,494
New York Life Insurance Company	620,012 units, 5.86%,
	due March 31, 2003	620,012
Travelers Insurance Company	524,778 units, 5.59%,
	due June 30, 2003	524,778

Total Guaranteed Investment Contracts		2,494,068

Participant Loans (1)	Varying interest rates
	and maturity dates	4,385,892

Total Investments		$169,757,493

(1)	Indicates party-in-interest to the Plan.

UST Inc.
Employees’ Savings Plan
EIN 06-1193986, Plan number 002
Schedule H, Line 4(j) — Schedule of Reportable Transactions
Year Ended December 31, 2002

Identity of		Purchase	Selling		Net
Party Involved	Description of Assets	Price (1)	Price (1)	Cost of Asset	Gain

Category (iii) — A series of transactions in excess of 5 percent of Plan assets
American Express Trust	Money Market — Shares:
Money Market II(2)	14,763,532 16,159,551	$14,763,532 —	— $16,159,551	$14,763,532 16,159,551	— —

There were no Category (i), (ii), or (iv) reportable transactions.
“Lease Rental” and “Expenses Incurred with Transaction” columns were not applicable.

(1)	Purchase and selling prices are equal to current value at dates of acquisition and disposition, respectively.

(2)	Indicates party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the UST Inc. Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UST INC. EMPLOYEES’ SAVINGS PLAN

/s/ Richard A. Kohlberger Richard A. Kohlberger Chairman, UST Inc. Employee Benefits Administration Committee

Dated: May 9, 2003